EXHIBIT 21.1

Subsidiaries of the Registrant

Subsidiary	State of Formation

American Safety Insurance Company	Georgia
American Southern Insurance Company	Kansas
Bankers Fidelity Life Insurance Company	Georgia
Self-Insurance Administrators, Inc.	Georgia
xCalibre Risk Services, Inc.	Georgia